July 25, 2023

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Elevai Labs, Inc.

Draft Registration Statement on Form S-1

Submitted June 14, 2023

CIK No. 0001840563

We submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 14, 2023 (the “Initial Registration Statement”), as amended on June 14, 2023 (the “Amended Registration Statement”). On the date hereof, we are submitting and amendment to the Amended Registration Statement (“Amendment No. 1”).

Set forth below is the response of Elevai Labs, Inc. (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated July 14, 2023. We set forth below in bold the comments from the Staff followed by our response to the comments.

Prospectus Summary

The Company, page 2

1.	We note your response to prior comment 5 and the addition of the Glossary. Please briefly explain the terms “exosome” and “hUMSC” at first use on page 2.

We have revised the prospectus summary to the draft registration statement where the terms “exosome” and “hUMSC” are first referenced to further define those terms therein.

Channel Expansion..., page 8

2.	We note your response to prior comment 12. However, we do not note any revised disclosure specifying the planned timing for prospective expansions relating to your production capacity and laboratory space. Please revise or advise.

We have revised our disclosure on page eight of the draft registration statement to identify our planned timing of the prospective expansion of our production capacity and laboratory space.

Business

Manufacturing, page 76

3.	We note your response to prior comment 20. We also note that you continue to assert that you utilize “superior” hUMSCs on page 62 and that you source “high quality” hUMSCs on page 78. Please provide your basis for these statements or remove them, as contemplated in your response.

We have revised disclosures in our business section and elsewhere in the draft registration statement to remove references to the quality and superiority of our products.

Exhibits

4.	Please file the distribution agreements with Refine USA, LLC and DermapenWorld Inc. as exhibits to your registration statement or tell us your basis for not filing them. Refer to Item 601(b)(10) of Regulation S-K for guidance.

We have included distribution agreements with both Refine USA, LLC and DermapenWorld Inc. as exhibits in the draft registration statement. The aforementioned documents will be filed as exhibits upon the public filing of the registration statement.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jordan Plews
Jordan Plews, Ph. D.
Chief Executive Officer